

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

Daniel W. Hollis
Chief Executive Officer
Dutch Gold Resources, Inc.
3500 Lenox Road Suite 1500
Atlanta, Georgia 30326

> **Re:** **Dutch Gold Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **Form 8-K filed February 1, 2010**
> **File No. 333-72163**

Dear Mr. Hollis:

We issued comments to Dutch Gold Resources, Inc. on the above captioned filings on December 10, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 17, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 17, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have any questions. In her absence, please direct your questions to me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William Thompson
Accounting Branch Chief